Exhibit (d)(3)

UTZ QUALITY FOODS, LLC

August 25, 2017

Inventure Foods, Inc.

5415 East High Street

Suite 350

Phoenix, AZ 85054

Attention: Terry McDaniel, Chief Executive Officer

Ladies and Gentlemen:

As you are aware, Utz Quality Foods, LLC (“Buyer”) and Inventure Foods, Inc. (the “Company”) have engaged in preliminary, non-binding discussions regarding the terms of a possible acquisition of the Company by Buyer or its affiliate (the “Proposed Transaction”). Although no definitive agreements have been entered into regarding the Proposed Transaction, Buyer and the Company have concluded that it is in their mutual best interests to continue these discussions. Accordingly, Buyer and the Company hereby agree that during the Exclusivity Period (as defined below), Buyer and the Company shall continue to discuss on an exclusive basis the Proposed Transaction, including the negotiation of the terms thereof and the definitive documentation regarding the same. The foregoing notwithstanding, Buyer shall in good faith promptly inform the Company in writing if at any time during the Exclusivity Period Buyer determines that (i) it no longer intends to pursue the Proposed Transaction or (ii) it intends to reduce the Purchase Price or the amount of the Inventure Closing Costs above which the proceeds to the Company’s security holders would be reduced as set forth in that certain non-binding indication of interest between Buyer and the Company of even date herewith, and within seven days after such written notification(s) of such intent the Company, at its option by written notice to Buyer, may terminate the Exclusivity Period.

“Exclusivity Period” shall mean the period of time beginning on the date that this letter is signed by Buyer and the Company and expiring at 5 p.m. PT on the later of (i) October 16, 2017, or (ii) the twenty-first day after the date of the Company’s closing of the sale of the frozen fruit business, or such other time as Buyer and the Company shall mutually agree in writing; provided that if the closing of the sale of the frozen fruit business does not occur by October 16, 2017, thereafter the Company shall have the option to terminate the Exclusivity Period (a “FF Cessation Termination”), by giving written notice to Buyer, if the Company (a) confirms in writing to Buyer in such notice that the Company and its Representatives (as defined below) have ceased all efforts with respect to the sale of the frozen fruit business pursuant to a Company board resolution, and (b) agrees to either (y) reimburse Buyer for 75% of the legal, accounting and other due diligence expenses incurred by Buyer during the Exclusivity Period, such reimbursement not to exceed $500,000 (the “Buyer Diligence Reimbursement Expenses”), or (z) convert the Proposed Transaction to an asset sale of the snack business. The Exclusivity Period will expire 15 days after receipt by Buyer of such termination notice in accordance with the foregoing, in order to give Buyer and the Company time to consider next steps or convert the merger agreement to an asset sale (if that option was elected by the Company). If the Company does not have sufficient funds to pay the Buyer Diligence Reimbursement Expenses upon

900 High Street, Hanover, PA 17331 ● (717) 637-6644

Inventure Foods, Inc.

August 25, 2017

termination of the Exclusivity Period, the Company shall reimburse Buyer for the Buyer Diligence Reimbursement Expenses on or before the two year anniversary of the termination of the Exclusivity Period. If the Company or its Representatives are still actively attempting to sell the frozen fruit business (i.e. working with advisors, discussing with prospective buyers, providing due diligence, etc.), the Exclusivity Period will continue and cannot be terminated pursuant to an FF Cessation Termination.

If the Exclusivity Period is validly terminated by the Company pursuant to an FF Cessation Termination and thereafter the Company begins negotiations with a prospective buyer of the frozen fruit business in the future, the Company must first discuss with Buyer and negotiate exclusively with Buyer for the sale of the snack business. If the Company and Buyer cannot agree on timing and a price within 10 days after the first discussions between the Company and Buyer referred to in the preceding sentence, then the Company is permitted to discuss the sale of the snack business or the Company with other third parties. If the Company and Buyer do agree on timing and a price as a result of those discussions, there will be an exclusivity period of 30 days after such agreement to allow Buyer to update its prior diligence and proceed to signing a merger agreement. If the Company and the Buyer enter into such a merger agreement, upon closing of the Proposed Transaction with the Company, Buyer will reimburse the Company for any Buyer Diligence Reimbursement Expenses previously paid by the Company to Buyer.

During the Exclusivity Period, the Company must reasonably promptly provide Buyer with (i) periodic updates on the material status of the frozen fruit business sale and (ii) copies of all drafts of the definitive documents related to the frozen fruit business sale.

In consideration of the time, effort and expense to be undertaken by Buyer in connection with the pursuit of the Proposed Transaction, and other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company hereby agrees that, during the Exclusivity Period, the Company shall not, and shall not authorize or permit any of its Representatives to, directly or indirectly, engage in, or continue, any of the following actions: (a) solicit, initiate, or knowingly encourage any inquiries or discussions or the making of any proposal from a person or group of persons other than Buyer and its affiliates that may constitute, or could reasonably be expected to lead to, an Alternative Transaction (as defined below); (b) enter into, continue or participate in any discussions or negotiations with any person or group of persons other than Buyer and its affiliates regarding an Alternative Transaction; (c) furnish any information that has not been filed by the Company with the Securities and Exchange Commission relating to the Company or any of its subsidiaries, assets or businesses, or afford access to the assets, business, properties, books or records of the Company or any of its subsidiaries to any person or group of persons other than Buyer and its representatives, in all cases for the purpose of assisting with or facilitating an Alternative Transaction; (d) grant any waiver or release of any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company’s subsidiaries; or (e) enter into an Alternative Transaction or any agreement, arrangement or understanding, including, without limitation, any

Inventure Foods, Inc.

August 25, 2017

letter of intent, term sheet or other similar document, relating to an Alternative Transaction, other than with Buyer and its affiliates. This paragraph shall not prohibit the Company from engaging in actions necessary solely to consummate the sale of only its frozen fruit business. Notwithstanding the foregoing, immediately upon execution of this letter, the Company shall, and shall cause its Representatives to, terminate any and all existing discussions or negotiations with any person or group of persons other than Buyer and its affiliates regarding an Alternative Transaction.

As used herein, the term “Representatives” means the Company’s directors, officers, employees, agents, investment bankers, attorneys, accountants, consultants, advisors and other representatives.

As used herein, the term “Alternative Transaction” means any transaction or series of transactions involving any (a) direct or indirect sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets of the Company or any of its subsidiaries (including any equity interests of the Company’s subsidiaries), other than in the ordinary course of business; provided, however, this item (a) shall not apply to the Company’s sale of its frozen fruit business or other assets that are not used or useful in the snack food business of the Company or its subsidiaries, (b) direct or indirect acquisition of voting equity interests of the Company, (c) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, tender offer, exchange offer or similar transaction involving the Company or any of its subsidiaries, or (d) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company; in all cases of clauses (a)-(c) where such transaction is to be entered into with any person or group of persons (including the Representatives of the Company) other than Buyer or its affiliates.

During the Exclusivity Period, the Company shall promptly notify Buyer in writing of the receipt by the Company or any of its Representatives of any oral or written offer, indication of interest, proposal or inquiry that could reasonably be expected to lead to an Alternative Transaction, and with respect to any oral or written offer, indication of interest or proposal, such notice to include the material terms thereof, including the identity of the person or group of persons involved. Upon such receipt, the Company shall promptly advise the person or entity delivering such offer, indication, proposal or inquiry that the Company is in good faith exclusive negotiations and cannot entertain an offer. The Company shall promptly furnish Buyer with a copy of any written offer or other information that it receives relating to an Alternative Transaction and shall keep Buyer fully informed on a current basis of the status and material terms thereof.

The parties hereto acknowledge that a breach of this letter would cause irreparable harm for which monetary damages would be an inadequate remedy. Accordingly, the Company and Buyer each hereby agree that the other party may seek equitable relief in the event of any breach or threatened breach of this letter, including injunctive relief against any breach thereof and

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August 25, 2017

specific performance of any provision thereof, in addition to any other remedy to which such party may be entitled, which other remedies include, without limitation, the Company reimbursing Buyer for out-of-pocket expenses of Buyer, its affiliates and their representatives incurred in connection with its pursuing the Proposed Transaction.

The parties hereto acknowledge that the execution and delivery of this letter does not create any legally binding obligations between the parties relating to the Proposed Transaction except those specifically set forth in this letter. Each party acknowledges and agrees that this letter expresses the parties’ interests in continuing discussions regarding the Proposed Transaction and is not intended to, and does not, create any legally binding obligation on any party to consummate the Proposed Transaction. Such an obligation will arise only upon the execution and delivery of final definitive agreements relating to the Proposed Transaction.

The parties agree that the certain Mutual Nondisclosure Agreement signed by the parties in September, 2016 shall remain in full force and effect (the “Confidentiality Agreement”). The existence and terms of this exclusivity agreement, the existence of discussions and negotiations between the parties, and the existence and terms of any proposal regarding a Possible Transaction shall all be considered confidential information, and accordingly the rights and obligations of the parties with respect thereto shall be governed by the terms of the Confidentiality Agreement.

This letter shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

This letter may be executed and delivered by facsimile, pdf or other electronic transmission and, upon such delivery, the facsimile, pdf or other electronic transmission will be deemed to have the same effect as if the original signature had been delivered to the other party. This letter may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

[SIGNATURE PAGE FOLLOWS]

Inventure Foods, Inc.

August 25, 2017

If this letter accurately sets forth our understanding, kindly execute the enclosed copy of this letter and return it to the undersigned, whereupon this letter will become a legally binding agreement.

Very truly yours,

Utz Quality Foods, LLC

By:	/s/ Dylan Lissette
Name: Dylan Lissette
Title: Chief Executive Officer

ACCEPTED AND AGREED:

Inventure Foods, Inc.

By:	/s/ Terry McDaniel
Name: Terry McDaniel
Title: Chief Executive Officer

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